March 1, 2011

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Golden Growers Cooperative
Form 10, Amendment 4
Filed December 20, 2010
File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated February 25, 2011, regarding the Registration Statement as amended on Form 10/A, Amendment No. 4 of Golden Growers Cooperative (the “Cooperative”).  To facilitate your review of our response, we are including your comment in boldface type, followed by our response.

Financial Statements

Notes to Financial Statements

Restatement of Previously Issued Financial Statements, page F-7

1.

We note you have restated your financial statements for the fiscal years ended August 31, 2007, 2008 and 2009 and the four month period ended December 31, 2009. Please file an Item 4.02 Form 8-K disclosing such restatement or tell us why you believe such filing is not required.

RESPONSE:

Per your request above, on the date hereof the Cooperative filed an Item 4.02 Form 8-K discussing the circumstances related to its restatement of its various financial statements.

* * *

112 Roberts Street North. Suite 111, Fargo, ND 58102

We believe our response contained above addresses your current concern.  As previously indicated, we are in the process of preparing our financial statements for fiscal year 2010 as well as our first Annual Report on Form 10-K.  We would like to complete our financial statements and file our periodic reports in a manner that reflects your final determination as to this matter so to the extent you have completed your review and have no further comments, please provide us with written confirmation that your review is final.  Until we hear otherwise, we will proceed with preparing our filings on the basis set forth in our prior correspondence.

Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.  You may email any correspondence to me at mdillon@goldengrowers.com and to Ms. Lowe at klowe@fredlaw.com.

Very truly yours,

Mark Dillon
Executive Vice President

cc:	Kimberly A Lowe
Daniel Mott